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                            February 24, 2023

       Tuanfang Liu
       Chief Executive Officer
       Ispire Technology Inc.
       19700 Magellan Drive
       Los Angeles, CA 90502

                                                        Re: Ispire Technology
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 16,
2023
                                                            File No. 333-269470

       Dear Tuanfang Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 16, 2023

       Capitalization, page 34

   1. We note the two payments made after December 31, 2022 to Tuanfang Liu ($3.4 million)
                                                        and Eigate ($40.5
million). Please revise your pro forma as adjusted presentation of your
                                                        Capitalization to
reflect these payments. Please make similar adjustments to your Dilution table.
 Tuanfang Liu
FirstName  LastNameTuanfang   Liu
Ispire Technology Inc.
Comapany24,
February   NameIspire
             2023      Technology Inc.
February
Page  2 24, 2023 Page 2
FirstName LastName
Description of Capital Stock
Forum Selection, page 77

2. We note you have revised Section 7.06(b) of your by-laws to remove the reference to the
         Securities Act of 1933. Accordingly, please further revise this section and the related risk factor to disclose whether your forum selection provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
Exhibits

3. Please revise the penultimate footnote to the exhibit index to clearly indicate whether you are relying on Item 601(a)(5) or Item 601(b)(10)(iv) of Regulation S-K, and conform the legend on the first page of the footnoted exhibits as appropriate. To the extent you intend to rely on Item 601(b)(10)(iv) to redact specific provisions or terms of exhibits, please also include brackets indicating where these specific provisions or terms are omitted.
4. We note that there are a number of exhibits that have not yet been filed.
         Please file your exhibits with your amended filing. Please note that we will need sufficient time to review your exhibits.
       You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Richard I. Anslow, Esq.